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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                 SCHEDULE TO/A

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                            (Amendment No. 5)

                               ----------------

                           EFFICIENT NETWORKS, INC.
                           (Name of Subject Company)

                               ----------------

                           MEMPHIS ACQUISITION INC.

                              SIEMENS CORPORATION

                          SIEMENS AKTIENGESELLSCHAFT
                      (Names of Filing Persons (Offeror))

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                               ----------------

                                   282056100
                     (CUSIP Number of Class of Securities)

                               ----------------

                            Kenneth R. Meyers, Esq.
                              Siemens Corporation
                             153 East 53rd Street
                           New York, New York 10022
                                (212) 258-4000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications
                         on Behalf of Filing Persons)

                               ----------------

                                   Copy to:

                             Peter D. Lyons, Esq.
                              Shearman & Sterling
                              1550 El Camino Real
                         Menlo Park, California 94025
                                (650) 330-2200

                               ----------------

                           CALCULATION OF FILING FEE

=================================================================================
           Transaction Valuation*                          Amount of Filing Fee**
---------------------------------------------------------------------------------
               $1,477,026,771                                     $295,406
=================================================================================

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* Estimated for purposes of calculating the amount of the filing fee only.
  Calculated by multiplying $23.50 per share tender offer price, by 62,852,203, the sum of the 59,332,385 shares of Common Stock outstanding as of February 21, 2001 and an estimated 3,519,818 shares of Common Stock subject to options, which will vest before March 29, 2001.

** Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $295,406            Filing Party: Siemens Aktiengesellschaft
                        -------------                     --------------------------
                          Schedule TO/A
Form or Registration No.: Amendment No. 2   Date Filed: March 14, 2001
                          ---------------               ----------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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


   This Amendment No. 5 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on March 2, 2001 (as subsequently amended and supplemented, the "Schedule TO") by Memphis Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens Corp.") and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"). On March 8, 2001, Purchaser, Siemens Corp. and Siemens AG filed Amendment No. 1 to the
Schedule TO. On March 14, 2001, Purchaser, Siemens Corp. and Siemens AG filed Amendment No. 2 to the Schedule TO. On March 16, 2001, Purchaser, Siemens Corp. and Siemens AG filed Amendment No. 3 to the Schedule TO. On March 28, 2001, Purchaser, Siemens Corp. and Siemens AG filed Amendment No. 4 to the Schedule TO. The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Efficient Networks, Inc., a Delaware corporation (the "Company"), at a purchase price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2001 (as subsequently amended and supplemented, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by Purchaser in the Offer. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 8. Interest in Securities of the Subject Company.


   Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

   At 12:00 midnight, New York City time, on Thursday, March 29, 2001, the Offer expired. Based on a preliminary count, approximately 54,833,819 Shares were validly tendered and not withdrawn pursuant to the Offer, of which 6,383,068 Shares were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 92.4% of the outstanding Shares. All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.

   In addition to the Shares acquired in the Offer, Siemens AG owns 3,716,800 Shares, representing approximately 6.34% of the outstanding Shares. As a result, Memphis Acquisition and its affiliates own approximately 98.7% of the outstanding Shares, which is a sufficient number of Shares to enable Purchaser to effect the Merger without a vote or meeting of the Company's stockholders.

   Siemens AG and Siemens Corp. intend to effect the Merger of Purchaser with and into the Company as soon as practicable. Pursuant to the Merger, Shares that were not tendered into the Offer (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Siemens Corp. or any direct or indirect wholly owned subsidiary of Siemens AG or of the Company immediately prior to the Merger, which Shares will be canceled without any conversion thereof and no payments or distributions will be made with respect thereto) will be canceled and converted automatically into the right to receive $23.50 per Share in cash (subject to applicable withholding taxes), without interest, subject to the rights of holders of non-tendered Shares to seek appraisal of the fair market value thereof pursuant to Section 262 of the Delaware General Corporation Law. Following the Merger, the Company will become a wholly owned subsidiary of Siemens Corp. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(11).

Item 12. Material to Be Filed as Exhibits.

 (a)(1)  Offer to Purchase dated March 2, 2001.+

 (a)(2)  Form of Letter of Transmittal.+

 (a)(3)  Form of Notice of Guaranteed Delivery.+

 (a)(4)  Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.+

 (a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees to Clients.+

 (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

 (a)(7)  Summary Advertisement as published in The Wall Street Journal on March
         2, 2001.+

 (a)(8)  Press Release issued by Siemens AG on February 22, 2001.*

 (a)(9)  Joint Press Release issued by Siemens AG and the Company on March 14,
         2001.***

 (a)(10) Joint Press Release issued by Siemens AG and the Company on March 28,
         2001.****

 (a)(11) Joint Press Release issued by Siemens AG and the Company on March 30,
         2001.

 (d)(1)  Agreement and Plan of Merger dated as of February 21, 2001 among
         Siemens Corp., Purchaser and the Company.+

 (d)(2) Employment Agreement dated as of February 21, 2001 between the Company and Mark Floyd.+

 (d)(3)  Supplemental Agreement dated as of February 21, 2001 between Siemens
         Information and Communication Networks, Inc. and Mark Floyd.+

 (d)(4)  Confidentiality Agreement dated as of November 16, 2000 between
         Siemens Corp. and the Company.+

 (d)(5)  Complaint, Daniel Kucera, et al. v. Efficient Networks, Inc., et al.,
         Cause No. 01-02083-C, filed on February 22, 2001, in the County Court of Dallas County in the State of Texas.**

 (d)(6) Complaint, Josephine Greenleaf, et al. v. Efficient Networks, Inc., et al., Cause No. 01-02132-D, filed on February 23, 2001, in the County
         Court of Dallas County in the State of Texas.**

 (g)     None.

 (h)     None.

--------
   * Incorporated by reference to the Schedule TO-C filed by Siemens AG, Siemens Corp. and Purchaser on February 21, 2001.

   + Incorporated by reference to the Schedule TO filed by Siemens AG, Siemens
     Corp. and Purchaser on March 2, 2001.

  ** Incorporated by reference to the Schedule TO/A filed by Siemens AG, Siemens Corp. and Purchaser on March 8, 2001.

 *** Incorporated by reference to the Schedule TO/A filed by Siemens AG, Siemens Corp. and Purchaser on March 14, 2001.

**** Incorporated by reference to the Schedule TO/A filed by Siemens AG, Siemens Corp. and Purchaser on March 28, 2001.

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2001

                                          MEMPHIS ACQUISITION INC.

                                          By: /s/ Christoph Ferner
                                            -----------------------------------
                                             Name: Christoph Ferner
                                             Title: President

                                          By: /s/ Gunther Barth
                                            -----------------------------------
                                             Name: Gunther Barth
                                             Title: Vice President

                                          SIEMENS CORPORATION

                                          By: /s/ E. Robert Lupone
                                            -----------------------------------
                                             Name: E. Robert Lupone
                                             Title: Senior Vice President,
                                                 General Counsel and Secretary

                                          By: /s/ William G. Moran
                                            -----------------------------------
                                             Name: William G. Moran
                                             Title: Vice President

                                          SIEMENS AKTIENGESELLSCHAFT

                                          By: /s/ Roland Koch
                                            -----------------------------------
                                             Name: Roland Koch
                                             Title: Senior Vice President

                                          By: /s/ Christina Stercken
                                            -----------------------------------
                                             Name: Christina Stercken
                                             Title: Managing Director

                                 EXHIBIT INDEX

 Exhibit No.
 -----------
 (a)(1)      Offer to Purchase dated March 2, 2001.+

 (a)(2)      Form of Letter of Transmittal.+

 (a)(3)      Form of Notice of Guaranteed Delivery.+

 (a)(4)      Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.+

 (a)(5)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust
             Companies and Nominees to Clients.+

 (a)(6)      Form of Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.+

 (a)(7)      Summary Advertisement as published in The Wall Street Journal on
             March 2, 2001.+

 (a)(8)      Press Release issued by Siemens AG on February 22, 2001.*

 (a)(9)      Joint Press Release issued by Siemens AG and the Company on March
             14, 2001.***

 (a)(10)     Joint Press Release issued by Siemens AG and the Company on March
             28, 2001.****

 (a)(11)     Joint Press Release issued by Siemens AG and the Company on March
             30, 2001.

 (d)(1)      Agreement and Plan of Merger dated as of February 21, 2001 among
             Siemens Corp., Purchaser and the Company.+

 (d)(2)      Employment Agreement dated as of February 21, 2001 between the
             Company and Mark Floyd.+

 (d)(3)      Supplemental Agreement dated as of February 21, 2001 between
             Siemens Information and Communication Networks, Inc. and Mark
             Floyd.+

 (d)(4)      Confidentiality Agreement dated as of November 16, 2000 between
             Siemens Corp. and the Company.+

 (d)(5) Complaint, Daniel Kucera, et al. v. Efficient Networks, Inc., et al., Cause No. 01-02083-C, filed on February 22, 2001, in the
             County Court of Dallas County in the State of Texas.**

 (d)(6)      Complaint, Josephine Greenleaf, et al. v. Efficient Networks,
             Inc., et al., Cause No. 01-02132-D, filed on February 23, 2001, in the County Court of Dallas County in the State of Texas.**

 (g)         None.

 (h)         None.

--------
   * Incorporated by reference to the Schedule TO-C filed by Siemens AG, Siemens Corp. and Purchaser on February 21, 2001.

   + Incorporated by reference to the Schedule TO filed by Siemens AG, Siemens
     Corp. and Purchaser on March 2, 2001.

  ** Incorporated by reference to the Schedule TO/A filed by Siemens AG, Siemens Corp. and Purchaser on March 8, 2001.

 *** Incorporated by reference to the Schedule TO/A filed by Siemens AG, Siemens Corp. and Purchaser on March 14, 2001.

**** Incorporated by reference to the Schedule TO/A filed by Siemens AG, Siemens Corp. and Purchaser on March 28, 2001.